Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

The following letter was mailed to shareholders of EQT Corporation.

EQT Corporation 625 Liberty Avenue, Suite 1700 | Pittsburgh, PA 15222-3111 p: 412.553.5700 | www.eqt.com

YOUR VOTE IS IMPORTANT FOR CONTINUED VALUE CREATION AT EQT

VOTE “FOR” THE RICE TRANSACTION USING THE ENCLOSED WHITE PROXY CARD TODAY

October 27, 2017

Dear Fellow Shareholder,

The Special Meeting to vote on EQT’s proposed transaction with Rice Energy Inc. is rapidly approaching. You are receiving this letter because we want you to know the full measure of our commitment to shareholder value creation. Please follow instructions on the enclosed WHITE proxy card to vote “FOR” the Rice acquisition today.

EQT is confident the Rice transaction will create value for all EQT shareholders. Rice has an outstanding footprint that is largely contiguous to EQT’s existing acreage position and complements our midstream infrastructure systems. This will position EQT to capture significant operating efficiencies, improve overall well economics, and deliver stronger returns to shareholders. We expect the transaction to be immediately accretive to cash flow per share in excess of 20% in 2018 and 30% in 2019 and accretive to net asset value per share.

The EQT Board has committed to address the sum-of-the-parts discount on an accelerated basis. The transaction will create one of the lowest-cost operators in the United States, with significant financial flexibility and an anticipated investment-grade credit rating, while enhancing EQT’s optionality to address its sum-of-the-parts discount. After completing the transaction, addressing the discount will be a top priority for the Board. EQT will establish a Board Committee to evaluate a separation and all other available options to maximize value for shareholders. The Board will consider the recommendation of the Committee and announce a decision by the end of the first quarter 2018.

EQT is adding two independent directors with midstream experience to the Board immediately after the closing of the Rice transaction. After soliciting feedback from EQT shareholders, the Board has committed to add two additional directors with extensive midstream experience — each of whom will join the Committee to assist with the sum-of-the-parts evaluation. EQT will consult with shareholders to identify potential director candidates and has retained Russell Reynolds Associates, a leading global search and leadership advisory firm, to conduct the director search.

EQT is confident the sum-of-the-parts evaluation process will maximize shareholder value, and has taken steps to ensure that shareholders can hold the Board accountable. To ensure full accountability to shareholders, the EQT Board has moved the date of the 2018 annual shareholder meeting and extended the director nomination window until after the Company has announced the result of the Board’s sum-of-the-parts evaluation. This ensures that shareholders will be fully informed and will have the opportunity to make their voices heard. The EQT Board has committed to not take any action between now and that meeting to preclude or interfere with a separation of the businesses.

We believe the Rice merger will secure unique and substantial benefits for EQT shareholders. Following completion of the transaction, the EQT Board is committed to promptly completing its sum-of-the-parts evaluation and taking further action to maximize value for all EQT shareholders.

We are excited about the value we can create as a stronger, more profitable company, and ask you to continue supporting EQT by following the instructions on the enclosed WHITE proxy card and voting “FOR” the Rice transaction today.

Sincerely,

Steve Schlotterbeck
President and Chief Executive Officer

If you have any questions about how to vote your shares, or need additional assistance, please contact our proxy solicitor:

INNISFREE M&A INCORPORATED

TOLL-FREE at (877) 717-3930 (from the U.S. and Canada)

or

(412) 232-3651 (from other locations)

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.